PROXY FORM

Annual and Special Meeting
mCloud Technologies Corp. (the "Company")

WHEN:
December 29, 2020 at 10:00 am (Scottsdale Time)

WHERE:
Hotel Valley Ho, 6850 E Main Street
Scottsdale, Arizona, USA
https://www.virtualshareholdermeeting.com/MCLD2020

STEP 1 REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

13122017

CONTROL NO.:→

PROXY DEPOSIT DATE: December 24, 2020 by 10:00 am (Toronto Time)

INSTRUCTIONS:

1. This proxy is **solicited by Management**, for the Annual and Special Meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares of mCloud Technologies Corp. (the "**Company**").

2. You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a Shareholder, to attend and act on your behalf at the Annual and Special Meeting of mCloud Technologies Corp. If you wish to appoint a person, please insert the name of your chosen proxyholder and provide a unique **APPOINTEE IDENTIFICATION NUMBER** for your Appointee to access the live webcast meeting in the space provided either online at www.proxyvote.com or in Step 2 (see reverse). The Shares represented by this form of proxy may be voted at the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of Meeting and with respect to other matters that may properly be brought before the Meeting.

   You **MUST** provide your Appointee the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the live webcast meeting using the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter.

   IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE LIVE WEBCAST MEETING. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Proxy Tabulation, P.O. Box 3700, STN Industrial Park, Markham, ON, L3R 9Z9, Canada, by 10:00 a.m. (Toronto Time), on December 24, 2020.

3. If the Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required.

4. In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French). You will be prompted to provide your control number located above. The telephone or Internet voting service is not available on the day of the Meeting and the telephone system cannot be used if you designate another person to attend on your behalf. To vote via the Internet, go to www.proxyvote.com and follow the instructions.

   If you vote by telephone or the Internet, do not mail back this instrument of proxy.

5. The form of proxy should be signed in the exact manner as the name appears on the form of proxy.

6. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder.

7. This form of proxy will be voted as directed. If no voting preferences are indicated on the reverse, this form of proxy will be voted as recommended by the Board of Directors.

PLEASE SEE OVER

PROXY FORM

mCloud Technologies Corp. (the "Company")

MEETING TYPE: Annual and Special Meeting
MEETING DATE: December 29, 2020 at 10:00 am (Scottsdale Time)
RECORD DATE: November 24, 2020
PROXY DEPOSIT DATE: December 24, 2020 **CUID:**
ACCOUNT NO: **CUSIP:**

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): **Russel H. McMeekin, Chief Executive Officer, or, failing him, Michael A. Sicuro, Chairman, Chief Investment Officer and Corporate Secretary**

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the Meeting, or any adjournment or postponement thereof, other than the person(s) specified above, go to www.proxyvote.com or print your name or the name of the other person attending the Meeting in the space provided herein and provide a unique **APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the Meeting. You may choose to direct how your Appointee shall vote on matters that may come before the Meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the Meeting or any adjournment or postponement thereof, even if these matters are not set out in the proxy form or the circular for the Meeting. You can also change your Appointee online at www.proxyvote.com.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX

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MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE

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MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

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STEP 3 COMPLETE YOUR VOTING DIRECTIONS

ITEM(S): ***VOTING RECOMMENDATIONS ARE INDICATED BY*** **HIGHLIGHTED TEXT** ***OVER THE BOXES*** **(FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)**

Item	FOR	AGAINST	WITHHOLD
1A Election of Directors: Election of Director: Russel H. McMeekin	**FOR** ☐		☐
1B Election of Director: Michael Allman	**FOR** ☐		☐
1C Election of Director: Michael A. Sicuro	**FOR** ☐		☐
1D Election of Director: Costantino Lanza	**FOR** ☐		☐
1E Election of Director: Elizabeth MacLean	**FOR** ☐		☐
1F Election of Director: Ian Russell	**FOR** ☐		☐
02 Appointment of KPMG LLP as Auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.	**FOR** ☐		☐
03 To reapprove the equity incentive plan of the Company.	**FOR** ☐	☐	☐
04 To approve, with or without amendment, an ordinary resolution authorizing the consolidation of all of the issued and outstanding common shares at a ratio of up to 3 pre-consolidation common shares for every 1 post-consolidation common share, or such other ratio as may be determined by the directors in their sole discretion and accepted by the TSX Venture Exchange.	**FOR** ☐	☐	☐
05 To approve, with or without amendment, a special resolution authorizing an amendment to the Notice of Articles and Articles of the Company to create a new class of preferred shares.	**FOR** ☐	☐	☐

***Note* the Annual and Special Meeting of Shareholders of mCloud Technologies Corp. will be held at 10:00 a.m. (Scottsdale Time) on December 29, 2020, at the Hotel Valley Ho, 6850 E Main Street, Scottsdale, Arizona, USA.**

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) ***INVALID IF NOT SIGNED***

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